UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bravo Bunny LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 12, 2017

Physical address of issuer
11012 Ventura Blvd. #362, Studio City, CA 91604

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1629 K Street, NW
Suite 300
Washington, DC 20006
Attention: Louis A. Bevilacqua, Esq.

Website of issuer
simka.co

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary

285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a ten (10) year warrant to purchase revenue participation rights in a principal amount that is equal to 2% (two percent) of the aggregate dollar amount of all revenue participation rights issued in the Offering.

Type of security offered
Revenue Participation Rights

Target number of securities to be offered
200,000

Price (or method for determining price)
$1.00

Target offering amount
$200,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
July 24, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00

Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


May 23, 2017

FORM C

Up to $500,000.00

Bravo Bunny LLC



Revenue Participation Rights


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Bravo Bunny LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Participation Rights of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $200,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $1.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive (a) a commission of seven percent (7%) of the aggregate dollar amount of all revenue participation rights issued in the Offering and (b) a ten (10) year warrant to purchase revenue participation rights in a dollar amount that is equal to 2% (two percent) of the aggregate dollar amount of all revenue participation rights issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7	$93
Aggregate Minimum Offering Amount	$200,000.00	$14,000	$186,000
Aggregate Maximum Offering Amount	$500,000.00	$35,000	$465,000

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   The intermediary will also receive a ten (10) year warrant to purchase revenue participation rights in a dollar amount that is equal to 2% (two percent) of the aggregate principal amount of all revenue participation rights issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at simka.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 23, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these

statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: simka.co

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Eligibility
The Company certifies that it is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bravo Bunny LLC (the "Company") is a Delaware Limited Liability Company, formed on May 12, 2017.

The Company's principal office is located at 11012 Ventura Blvd. #362, Studio City, CA 91604.

The Company's website is simka.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Bravo Bunny LLC, exists to produce and distribute films starring Bunny Bravo. The Company expects to generate revenue through the sale of licenses and copies of the films, along with any other potential revenue streams that may become available, such as merchandising, gamification and other possible revenue sources.

The Business Plan
Bravo Bunny LLC plans to produce films staring Bunny Bravo for a comparably low expense, and market them internationally at a similarly low expense to a wide audience.

The Offering

Minimum amount of Revenue Participation Rights being offered	200,000
Total Revenue Participation Rights outstanding after offering (if minimum amount reached)	200,000
Maximum amount of Revenue Participation Rights	500,000
Total Revenue Participation Rights outstanding after offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 24, 2017
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 21 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business plan initially focuses on completing our animated feature film. The completion of this film is a precondition to our generation of any revenues. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, the development of our feature film) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately Spring, 2018, assuming that we do not accelerate the development of other opportunities that may become available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish our office.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations and producing our feature film;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter, including potential merchandising collaborations for products relating to our feature film;

- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any copyright claims and other intellectual property rights;

- The cost and delays in developing our feature film that may result from a variety of factors;

- Sales and marketing efforts to bring our film to market and potentially for marketing merchandising relating to our film;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network for our film and merchandise relating thereto; and

- Lack of demand for and market acceptance of our film and any related merchandise.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our feature film and related intellectual property on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our commercialization activities. Under these circumstances, if we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of the State of Delaware on May 12, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are

subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the release of our feature film, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in producing our animated film. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to produce, market and otherwise commercialize our film. Such interruptions could result in damage our reputation and adversely affect our business.

In general, demand for animated feature films like ours is highly correlated with general economic conditions.
A substantial portion of our revenue is expected to be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results.

We expect that our animated film will eventually be distributed worldwide.
We expect that our future operations will be subject to the effects of global competition and geopolitical risks. They may also be affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with the release of our film in foreign markets in the future. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our success depends on the experience and skill of the board of managers, executive officers and key employees.
Our Company is dependent on Mychal Simka who is our only manager, our Chief Executive Officer and the President of our Company. The Company intends to enter into an employment agreement with Mr. Simka although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Mychal Simka could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Mychal Simka in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to Mr. Simka in the event of his death or disability. Therefore, if Mychal Simka should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in government regulation could adversely impact our business.

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our animated feature films are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our feature films are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could cause adverse effects for our business. Therefore the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our feature film and related products. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These

changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We are creating *Adventures of Bunny Bravo* animated feature film. The success of this film depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of the film will depend on our ability to create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We expect to derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty,

fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Risks Related to the Securities

The revenue participation rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by Adventures of Bunny Bravo feature film.
If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces and distributes other films or obtains revenues from other sources since the revenue participation rights only provide a right to share in the revenues of *Adventures of Bunny Bravo* feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film.

The revenue participation rights give the Purchasers in this offering, prior purchasers of revenue participation rights who invested a total of $200,000 to date and any additional purchasers of those rights in the future a right to share in 100% of the Company's adjusted gross proceeds up to the repayment amount of 125% of their investment, and 50% of any remaining adjusted gross proceeds generated by Adventures of Bunny Bravo feature film in the aggregate (i.e., as a group) thereafter. Accordingly, your interest in such revenue share will be diluted by the interests of the prior purchasers of rights and as additional investors are brought in to fund the costs of the production of the film.

Your funds will be among the initial funds used to complete the production of the film. As additional costs are incurred more investors will be brought in to cover those costs. Both the Purchasers participating in this offering (you), those purchasers who purchased revenue participation rights before you ($200,000 in total) and future investors who provide capital to the company will share in the revenue. Accordingly, your participation in that revenue share is diluted by the prior purchasers of revenue participation rights and will be diluted as more investors receive revenue participation rights in the future. Furthermore, if the cost of producing the film is more than expected, then a significant amount of additional investor funds may be needed and your percentage of revenue share could be significantly diluted.

The revenue participation rights will not be freely tradable until one year from the initial purchase date. Although the revenue participation rights may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the revenue participation rights. Because the revenue participation rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the revenue participation rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Bravo Bunny LLC, exists to produce and distribute films starring Bunny Bravo. The Company generates revenue through the sale of licenses and copies of the films and may also generate revenue in the future through merchandising.

Adventures of Bunny Bravo, aka "Easter Island," will be an animated film voiced in English and Spanish that has been re-versioned from a movie produced abroad. A "re-versioned" film is a film that was produced abroad in non-English languages and then adapted for American audiences primarily through editing and rewriting dialog.

Historically, producer, Mychal Simka, produced three to four feature-length animated films for the home entertainment market annually in cooperation with Lionsgate and partner Grindstone Entertainment. Mr. Simka's first and only other film released in English and Spanish, Un Gallo Con Muchos Huevos, made over $9 million at the box office.

The cast of *Adventures of Bunny Bravo* are expected to include the voices of Katherine McNamara from the Freeform series Shadowhunters and Rafael Amaya, the star of Telemundo's Señor de los Cielos TV series.

Opportunity
Adventures of Bunny Bravo, aka "Easter Island," is expected to have an all-star cast and over a dozen pop songs written by several talented songwriters, including Michael Corcoran (writer of the theme songs for Drake & Josh, iCarly, Victorious, etc.) and Leon Thomas (Grammy-winning producer for Ariana Grande and Babyface), plus a new sound design and a completely new musical score by Ramon Balcazar (Wings). The movie will be produced in both English and Spanish following success of Mychal Simka's previous film, Un Gallo Con Muchos Huevos.

Synopsis
Adventures of Bunny Bravo is about a rabbit named Bravo who lives on Easter Island. Bravo never does anything right and, to make things worse, his little brother (Taquito) is the "chosen one," which means he will be the Easter Bunny when he grows up. Bravo has one job — to watch over and protect his little brother — which turns out to be more difficult than it seems. Taquito has a knack for getting lost, and the evil Cat Queen has her mind set on having the Easter Bunny under her powers. The adventure begins when Taquito is kidnapped by the Cat Queen's henchmen. Bravo and his band of unlikely animal heroes (a dog, a pig, a frog, and a turtle) must go on a journey to rescue him. Along the way, Bravo learns about love between species when he himself falls in love with a cute cat named Cat, and he finds courage when he stands up to the powers of evil in order to set his brother free and save Easter forever.

English Cast
Kat McNamara (Shadowhunters)
Gregg Sulkin (Faking It)
Drake Bell (Drake & Josh)
Carlos PenaVega (Nickelodeon series Big Time Rush)
Alexa PenaVega (Spy Kids film series)
Bobcat Goldthwait (Comedian known for his high-pitch voice)
Jason Mewes (Jay of the duo Jay and Silent Bob)
Cheri Oteri (former Saturday Night Live cast member)
Steve Guttenberg (Police Academy, Cocoon, Three Men and a Baby, Short Circuit)
Leon Thomas (Victorious)
Amanda "Makeup by Mandy" Steele (Youtube star)
Mikey Bolts (Youtube star)
Amber Montana (Haunted Hathaways)

Spanish Cast
Rafael Amaya (star of Telemundo's highly successful Señor de los Cielos TV series)
Mauricio Ochmann (Rafael Amaya's co-star on Señor de los Cielos)
Kristyan Ferrer (Films Sin Nombre, Guten Tag, Ramón, and 600 Miles)
Carlos Alazraki (Mexican talk show host)
Kat McNamara (Shadowhunters)
Carlos PenaVega (Nickelodeon series Big Time Rush)
Alexa PenaVega (Spy Kids film series)
Edy Ganem (Lifetime series Devious Maids)

Marketing
We believe that we (and our CEO, Mr. Simka in particular) go beyond the normal requirements for a producer of foreign animated films by contracting and coordinating with the stars for television interviews and extensive social media campaigns. Almost all the stars involved in *Adventures of Bunny Bravo* will be contractually required to post several times to each of their social media pages, including YouTube, Twitter, Vine, Instagram, and Facebook, as well as make appearances for TV interviews and live events such as DVD release parties. Together with his publicist, Mychal seeks to utilize these obligations strategically to gain maximum benefit for the overall sales of the film. Furthermore, based on the success of Mychal's first and only other film released in English and Spanish (*Un Gallo Con Muchos Huevos*, which made over $9 million) Mychal hired Rafael Amaya, star of Mexico's popular TV series *Señor de los Cielos*, to play the lead role. Amaya is also under obligation to do interviews and other publicity.

Expected Distribution Schedule


September 2017
Begin Editing Film Trailers and Ads
October 2017
Rights Clearance Errors & Omissions Insurance
February 2018
Launch Parties in U.S. and Mexico
Feb-Mar 2018
Social Media Ads, Mass Media Interviews
Mar 2018
Direct Marketing to Fan Base
September 2017
Begin Rights Sale Negotiations
February 2018
Release on Cable & Pay-per-view
Mar 2018
Release on Premium Video On Demand iTunes, Amazon, Hulu, Netflix
April 2018
Release on DVD

Business Plan
We plan to complete the production of *Adventures of Bunny Bravo* animated feature film and then market and distribute the film in 2018.

History of the Business
The company was founded on May 12, 2017 by Mychal Simka, who is the sole member and manager of the Company.

The Company's Products and/or Services

Product / Service	Description	Current Market
Adventures of Bunny Bravo	*Adventures of Bunny Bravo* film is a feature-length animation created for distribution in the US, Canada, Mexico, South America and UK.	The Company's market and target customers are those who would view and / or purchase a family-friendly animated film.

The Company will produce at least one feature-length animated film and anticipates to distribute said film in the calendar year 2018. The proceeds of the offering will fund completion, distribution, and marketing of the film.

The Company will distribute the film through a traditional theatrical release, through video-on-demand, through streaming-video-on-demand, through sales of physical DVDs, and through cable on-demand services.

The Company may sell additional rights for merchandise and related products and services.

Competition
The Company's primary competitors are animated family-friendly film producers.

The Company believes that it can produce, distribute, and market its film at a significantly lower expense than its competitors. As a result, the Company expects to have a much lower break-even point, and expects to require far fewer tickets / copies / licenses to net a profit.

Supply Chain and Customer Base
The company sources its video through proprietary undisclosed sources. The company hires its own directors and talent, and performs marketing and distribution itself.

The Company's customer base includes families with children or viewers of animated films. Individuals making purchases on behalf of such viewers.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

On June 15, 2013, Simka Animation, a company controlled by our founder and sole manager, Mychal Simka, entered into a License Agreement with Chongqing Xianghong Film $& TV Co., Ltd. ("CX") pursuant to which CX licensed to the Company the titles Brave Rabbit, Brave Rabbit 2, and Brave Rabbit TV Series throughout the United States, Canada and the United Kingdom. The license grants to Simka Animation all media rights on an exclusive basis, including but not limited to Theatrical, TV, home video, on demand, digital and internet for Brave Rabbit, and Brave Rabbit 2 and on a non-exclusive basis all media rights, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the Brave Rabbit TV Series, which consists of 12 episodes. The license period is for ten years from July 1, 2015 until June 30, 2025. In consideration for this license, Simka Entertainment paid a license fee in the total amount of $27,500.

On May 12, 2017, Simka Entertainment entered into another license agreement with CX that extended the territory of the original license agreement to Mexico and South America. The term of this license is also ten years expiring on May 31, 2027. In consideration for this license, Simka Entertainment paid CX a license fee of $11,000.

Simka Entertainment and the Company are currently negotiating with CX for a third license which would give the Company exclusive rights to use the Brave Rabbit intellectual property in Australia, New Zealand, and Spain for a period of ten (10) years and rights to use the Brave Rabbit intellectual property on a non-exclusive basis in those territories where the Company does not already have the right to use such intellectual property on an exclusive basis. The Company expects that these rights would also be for a 10-year period and that the total additional payment for these rights would be $9,000. There can be no assurance that the Company will be able to finalize this arrangement with CX.

API Media Group, Inc., a company controlled by our founder and sole manager, Mychal Simka, entered into several Performer Agreements with the various cast members who will participate in *Adventures of Bunny Bravo*. These agreements have similar terms and conditions for the provision of services by the performer in either an English or Spanish version of the Picture, which is described as a Category III motion picture under the SAG Dubbing Agreement. Under the agreements, the performers render voice recording services to the Picture for a specified number of days and hours per day and are reimbursed for their expenses. The performers are also required to provide specified publicity services for the Picture. In consideration for these services, the performers receive various levels of cash compensation that constitutes a buyout of all residuals from the Picture on a worldwide basis in perpetuity pursuant to the terms of the SAG Dubbing Agreement. The Performer Agreements have other customary terms relating to credits, special provisions, approvals, and provide that the likeness of the Performer cannot be used for merchandising.

On May 18, 2017, each of Simka Animation and API Media Group, Inc. entered into assignment agreements with the Company pursuant to which all rights, title and interest in the foregoing agreements were assigned to the Company.

The Company did not incur any research costs to date in connection with our re-versioning of the film. The Company's affiliated entities' development costs have been minimal to date.

Governmental/Regulatory Approval and Compliance
The Company is not subject to any material governmental regulations.

Litigation
The Company is not a party to any litigation.

Other
The Company's principal address is 11012 Ventura Blvd. #362, Studio City, CA 91604

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$14,000	7.00%	$35,000
Legal	3.50%	$7,000	1.40%	$7,000
Accounting	1.25%	$2,500	0.50%	$2,500
General Marketing	21.25%	$42,500	40.30%	$201,500
Insurance	10.00%	$20,000	4.00%	$20,000
Production Costs	50.00%	$80,000	20.00%	$100,000
Deliverables	10.00%	$20,000	4.00%	$20,000
Third Party Debt	7.00%	$14,000	2.80%	$14,000
Related Party Debt	0.00%	$0	20.00%	$100,000
Working Capital	0.00%	$0	0.00%	$0
Total	**100.00%**	**$200,000.00**	**100.00%**	**$500,000.00**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As the company realizes costs, the company will alter the allocation of funds to each of the above categories to meet its obligations.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mychal Simka

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Sole Manager, CEO and President, May 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Simka Entertainment, 2012 to Present

Education
CSUN, MA Screenwriting
Loyola University New Orleans, BM Music Composition

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Sole Manager/Member (Mychal Simka)
Incurrence of indebtedness	Sole Manager/Member (Mychal Simka)
Sale of property, interests or assets of the Company	Sole Manager/Member (Mychal Simka)
Determination of the budget	Sole Manager/Member (Mychal Simka)
Determination of business strategy	Sole Manager/Member (Mychal Simka)
Dissolution of liquidation of the Company	Sole Manager/Member (Mychal Simka)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee, Mychal Simka, in CA, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	The sole member, Mychal Simka, has sole voting rights relating to the Company.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Revenue Participation Rights issued pursuant to Regulation CF	The revenue participation rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. Accordingly, holders of the membership interests are the only persons entitled to vote or participate in any way in the business and affairs of the Company.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	100.0%

Type of security	Demand Promissory Note
Amount outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Revenue Participation Rights issued pursuant to Regulation CF	The payback of the Note is as follows: $0 if less than $300,000 is raised, $25,000 if $300,000 is raised, $50,000 if $400,000 is raised, and $100,000 if $500,000 is raised. If the promissory note is not repaid in full the remainder will remain outstanding until the Company has sufficient funds to pay off this obligation. This obligation will likely be repaid before the investors receive any return of their investment or profit thereon.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	0% because of ownership of the demand note as it is not convertible. However, Mychal Simka, the holder of the demand note is also the owner of all of the issued and outstanding membership interests of the Company.

Indebtedness
Except as described below, the Company does not have any indebtedness outstanding as of the date of this Form C.

The Company has borrowed a total of $100,000 from Simka Entertainment, a company controlled by Mychal Simka, the Company's founder and sole manager. The loan proceeds were used to fund production expenses. The loan is represented by a demand promissory note that requires the Company to repay the Note to Mr. Simka upon his written demand. Mr. Simka has indicated in writing to the Company that he does not intend to demand repayment of the Note until the Company successfully raises capital in this (or another) offering of securities. Mr. Simka has indicated that he will demand repayment as follows: $0 if less than $300,000 is raised, $25,000 if $300,000 is raised, $50,000 if $400,000 is raised, and $100,000 if $500,000 is raised. If the promissory note is not repaid in full the remainder will remain outstanding until the Company has sufficient funds to pay off this obligation. This obligation will likely be repaid before the investors receive any return of their investment or profit thereon.

The Company has also borrowed (or expects to borrow before the end of May 2017) an aggregate of $14,000 from third parties. These loans are either interest free or bear interest at a rate of 1%. The lenders will be repaid out of the proceeds of this offering. In addition, the lenders received an allocation of the Company's 50% share of the Adjusted Gross Proceeds (as defined in the Financing Agreement). This allocation will not dilute investors percentage of Adjusted Gross Proceeds since it is taken from the Company's "Producer" allocation.

The Company may also issue additional revenue participation rights in the future (including during the pendency of this offering) or incur other indebtedness in the future, including other indebtedness that has priority in terms of payment or upon liquidation over the revenue participation rights.

Ownership
The company has one owner, Mychal Simka, who owns 100% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mychal Simka	100.0%

The Purchasers are purchasing revenue participation rights. These rights will entitle the Purchasers to participate in a share of the revenues of the Company. The Purchasers are not acquiring membership interests or other equity interests in the Company and will not own any percentage of the Company following the offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

The historical earnings and cash flows are not representative of future earnings or cash flow as the Company was formed on May 12, 2017 and has minimal operating history. Management intends to execute all strategies enumerated in this offering statement and the executive summary that is attached hereto as Exhibit B.

The Company does not currently require any material amount of capital to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are not necessary to the existing operations of the Company, but will be necessary for the Company to execute its business plan.

The Company does not have any additional sources of capital other than the proceeds from the Offering and proceeds from future offerings of revenue participation rights or other securities.

See "CAPITALIZATION AND OWNERSHIP – Indebtedness" for information regarding certain indebtedness that affects the Company's liquidity and capital resources.

The Company has also incurred obligations to various service providers for legal, accounting, marketing and other services. Much of these obligations will be paid out of the proceeds of this offering. See "Use of Proceeds."

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future other than as described in this offering statement, including the Use of Proceeds Section of this Offering Statement.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Revenue Participation Rights at $1.00 per Revenue Participation Right for a total amount of up to $500,000.00. The Company is attempting to raise a minimum amount of $200,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 24, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed investments will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Financing Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed investments will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary.

Following is a description of the compensation being paid to the Intermediary in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a ten (10) year warrant to purchase revenue participation rights in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all revenue participation rights issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review the Financing Agreement in conjunction with the following summary information.

At the initial closing of this offering (if the minimum amount is sold), the only securities that will be outstanding are our membership interests and the revenue participation rights that we sell in this offering.

The material terms of the revenue participation rights are as follows:

The revenue participation rights are being created through the entry by the Purchaser and the Company into a Financing Agreement. Under the Financing Agreement, the Purchaser is agreeing to provide funds to the Company for the purpose of producing, completing and delivering the motion picture presently entitled "*Adventures of Bunny Bravo*" (the "Picture"), which will be produced by the Company.

Pursuant to the Financing Agreement, the Company agrees to be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds will be paid to the Purchasers and prior purchasers of revenue participation rights who acquired a total of $200,000 of revenue participation rights in the aggregate, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchaser Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchaser and prior purchasers have received an amount equal to one hundred twenty five percent (125%) of the Purchaser Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (125%) of the Additional Equity Funds; and

- Following such time, if ever, as Purchaser (and prior purchasers of revenue participation rights) has recouped an amount equal to one hundred twenty five percent (125%) of the Purchaser Funds and the Additional Equity Financiers have recouped an amount equal to one hundred twenty five percent (125%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds," and shall be paid as follows:

    - (a) fifty percent (50%) to the Company ("Producer's Net Proceeds"); and

    - (b) fifty percent (50%) to the Purchaser, prior purchasers of revenue participation rights and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchaser Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.

    - All third-party participations in Net Proceeds (other than those payable to Additional Financiers and prior purchasers of revenue participation rights) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, merchandising or from any other sources derived from the Picture, now known or hereafter devised, worldwide, in perpetuity. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture

- Any amounts used to fund production costs of the Picture

- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;

- Actual, third party, out of pocket amounts incurred by or on behalf of the Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

- Ongoing third party accounting costs and expenses actually incurred by or on behalf of the Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

- Actual, third party, out of pocket expenses incurred by or on behalf of the Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

- Actual, third party, out of pocket expenses incurred in connection with the existence and management of the Company (e.g., taxes, accounting fees, filing fees, etc.);

- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between the Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

- Any amounts required to be withheld by law;

- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

- Any actual, third party, out of pocket costs incurred by or on behalf of the Company or its affiliates in connection with enforcement of the Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

- Any amounts used to repay loans received in connection with the production of the Picture;

- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

- Any reasonable reserve amounts, as determined by the Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

The Purchasers are only entitled to a return on their investment from the revenues of the Picture. They will not be entitled to any return on their investment from other revenues generated by the Company. Specifically, the Purchasers will not be entitled to any share in the revenue of any other feature films produced and distributed by the Company.

Voting and Control
The Securities have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the revenue participation rights.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has borrowed a total of $100,000 from Simka Entertainment, a company controlled by Mychal Simka, the Company's founder and sole manager. The loan proceeds were used to fund production expenses. The loan is represented by a demand promissory note that requires the Company to repay the Note to Mr. Simka upon his written demand. Mr. Simka has indicated in writing to the Company that he does not intend to demand repayment of the Note until the Company successfully raises capital in this (or another) offering of securities. Mr. Simka has indicated that he will demand repayment as follows: $0 if less than $300,000 is raised, $25,000 if $300,000 is raised, $50,000 if $400,000 is raised, and $100,000 if $500,000 is raised. If the promissory note is not repaid in full the remainder will remain outstanding until the Company has sufficient funds to pay off this obligation. This obligation will likely be repaid before the investors receive any return of their investment or profit thereon.

Please also see **"BUSINESS - Intellectual Property and Research and Development"** for a description of the assignment by affiliates of our manager, Mychal Simka, of certain intellectual property rights and the terms of such assignments.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mychal Simka
_____
(Signature)

Mychal Simka
_____
(Name)

Sole Manager, CEO, and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mychal Simka
_____
(Signature)

Mychal Simka
_____
(Name)

Sole Manager, CEO, and President
_____
(Title)

May 23, 2017
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Financing Agreement
Exhibit D	Video Transcript
Exhibit E	Webinar Transcript

Exhibit A

Financial Statements



Bravo Bunny, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

May 17, 2017



BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Bravo Bunny, LLC:

We have reviewed the accompanying financial statements of Bravo Bunny, LLC (the "Company"), which comprise the balance sheet as of May 17, 2017, and the related statements of operations, changes in members' equity and cash flows for the period from May 12, 2017 ("Inception") through May 17, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
May 22, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

BRAVO BUNNY, LLC
Balance Sheet
May 17, 2017
(Unaudited)

Assets
   Cash and cash equivalents $ 2,000
Total assets $ 2,000

Liabilities and Members' Equity
Liabilities
   Accounts payable and accrued expenses $ -
     Total liabilities   -

Members' equity
   Members' equity   2,000
     Total members' equity   2,000
Total liabilities and members' equity $ 2,000

See accompanying notes to the financial statements and independent accountants' review report.

BRAVO BUNNY, LLC

Statement of Operations

For the period from Inception (May 12, 2017) through May 17, 2017

(Unaudited)

Revenues	$	-
Operating expenses		
General and administrative		-
Total operating expenses		-
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Statement of Changes in Members' Equity
For the period from Inception (May 12, 2017) through May 17, 2017

Balance at May 12, 2017 (unaudited)	$	-
Member contributions		2,000
Net income (loss)		-
Balance at December 17, 2017 (unaudited)	$	2,000

See accompanying notes to the financial statements and independent accountants' review report.

BRAVO BUNNY, LLC
Statement of Cash Flows
For the period from Inception (May 12, 2017) through May 17, 2017
(Unaudited)

Cash flows from operating activities:		
Net income (loss)	$	-
Net cash provided by (used in) operating activities		-
Net cash provided by (used in) investing activities		-
Cash flows from financing activities:		
Cash contribution from members		2,000
Net cash provided by financing activities		2,000
Net increase in cash		2,000
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	2,000
Supplemental disclosure of cash flow information		
Income taxes paid	$	-
Interest paid	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 - Nature of Business

Bravo Bunny, LLC ("the Company") was incorporated under the laws of the state of Delaware on May 12, 2017.

The Company was formed for the development and production of a film. The Film is intended to be available for distribution in the worldwide theatrical, home entertainment, digital, television, merchandising, licensing and other markets.

The Company has no operations since May 12, 2017 ("Inception") through May 17, 2017.

Note 2 – Liquidity and Capital Resources

The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

To fund operations, the Company would have to raise funds through issuance of equity or debt securities. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's offering. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenue is recognized from the distribution of the feature film in theaters and in post-theatrical markets such as home entertainment, digital, pay and free broadcast television, as well as other ancillary markets.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 3 - Significant Accounting Policies *(continued)*

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through May 22, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4– Members' Capital

On May 12, 2017, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The Operating Agreement allows for the issuance of common units to the members of the Company. The terms, conditions, rights, and obligations of the members are summarized below. As of May 17, 2017, and through the date of this report, the Company has issued 2,000 common units to the members of the Company.

Management and voting
The holder of each of the common unit ownership percentage shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
In May 2017, each member of the Company made an initial cash contribution in proportion to the membership interest held in the Company

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Note 4– Members' Capital (continued)

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5– Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 – Crowdfunding Agreement

On April 27, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $5,00,000 of financial interests through a film financing agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

Note 7– Subsequent Events

On May 19, 2017 the Company entered into a note payable agreement for $100,000 with Simka Entertainment, a Company fully owned by the founding member of the Company. The note payable does not bear interest and is due upon demand.

On May 19, 2017 The Company entered into a license assignment agreement ("The Agreement") with Simka Animation, a company controlled by the founding member. The Agreement assigned the licensing of all media rights related to the titles Brave Rabbit, Brave Rabbit 2 Brave Rabbit TV Series throughout the United States, Canada, United Kingdom, Mexico and South America. The Company has all media rights on an exclusive basis, including but not limited to Theatrical, TV, home video, on demand, digital and internet for Brave Rabbit, and Brave Rabbit 2 and on a non-exclusive basis all media rights, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the Brave Rabbit TV Series, which consists of 12 episodes.

Exhibit B

Company Summary



Company: Bravo Bunny LLC

Market: Film

Product: *Adventures of Bunny Bravo*

Company Highlights

- *Adventures of Bunny Bravo*, aka "Easter Island," is an animated film voiced in English and Spanish that has been re-versioned from a movie produced abroad
- In the past, producer Mychal Simka, produced three to four feature-length animated films for the home entertainment market annually in cooperation with Lionsgate and partner Grindstone Entertainment
- Simka's first and only other film released in English and Spanish, *Un Gallo Con Muchos Huevos*, made over $9 million at the box office[i]
- Cast will include the voices of Katherine McNamara from the Freeform series *Shadowhunters* and Rafael Amaya, the star of Telemundo's *Señor de los Cielos* TV series

PERKS

*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated.

$100: Digital access to the film when it becomes available on iTunes and the choice of your or your child's name listed in the film credits

$500: Premium digital access to the film including behind the scenes video, comic book, soundtrack, wallpapers, and backgrounds

$1,000: DVDs of Mychal Simka's previous films

$2,500: 2 invitations to a red carpet premiere in the U.S., UK, or Mexico

$5,000: 2 more invitations to a red carpet premiere in the U.S., UK, or Mexico

$10,000: A hand-painted artwork piece from one of the artists Mychal works with

$25,000: Associate Producer film credit and acting/career coaching from one of the film's stars (includes travel, value of up to $1,000)

$50,000: Co-Producer film credit, lunch with Mychal Simka, and 4 invitations to VIP Party featuring name talent from the film (includes travel, value of up to $2,500)

$100,000: Executive Producer film credit, day at Disneyland with one of the film's stars, and 20 more invitations to VIP Party featuring name talent from the film (includes travel, value of up to $2,500)

Opportunity

Adventures of Bunny Bravo will have an all-star cast and over a dozen pop songs written by several talented songwriters, including Michael Corcoran (writer of the theme songs for *Drake & Josh*, *iCarly*, *Victorious*, etc.) and Leon Thomas (Grammy-winning producer for Ariana Grande and Babyface), plus a new sound design and a completely new musical score by Ramon Balcazar (*Wings*). The film, animated using modern computer-generated imagery (CGI) technology, will be produced in both English and Spanish. Mychal's first and only other film release in English and Spanish, *Un Gallo Con Muchos* Huevo, made over $9 million at the box office.[ii]



The company, Bravo Bunny LLC, is raising funds to market and distribute ('release' in industry parlance) *Adventures of Bunny Bravo* and the Spanish version, *Un Conejo de Huevos*, in the U.S., UK, Canada, Mexico, and South America. The principal production for both films has already been completed. All the actor performances have been captured, the animated scenes have been fully rendered, and the next step is creating the deliverables and marketing materials required by buyers. Once the film is complete, marketing and distribution can begin.

Synopsis



Adventures of Bunny Bravo is about a rabbit named Bravo who lives on Easter Island. Bravo never does anything right and, to make things worse, his little brother (Taquito) is the "chosen one," which means he will be the Easter Bunny when he grows up. Bravo has one job – to watch over and protect his little brother – which turns out to be more difficult than it seems. Taquito has a knack for getting lost, and the evil Cat Queen has her mind set on having the Easter Bunny under her powers. The adventure begins when Taquito is kidnapped by the Cat Queen's henchmen. Bravo and his band of unlikely animal heroes (a dog, a pig, a frog, and a turtle) must go on a journey to rescue him. Along the way, Bravo learns about love between species when he himself falls in love with a cute cat named Cat, and he finds courage when he stands up to the powers of evil in order to set his brother free and save Easter forever.

English Cast



Katherine McNamara
Shadowhunters



Gregg Sulkin
Faking It



Drake Bell
Drake & Josh



Carlos PenaVega
Nickelodeon series *Big Time Rush*



Alexa PenaVega
Spy Kids film series



Bobcat Goldthwait
Comedian known for his high-pitch voice



Jason Mewes
Jay of the duo Jay and Silent Bob



Cheri Oteri
former *Saturday Night Live* cast member



Steve Guttenberg
Police Academy, Cocoon, Three Men and a Baby, Short Circuit



Leon Thomas
Victorious



Amanda "Makeup by Mandy" Steele
Youtube star



Mikey Bolts
Youtube star



Amber Montana
Haunted Hathaways

Spanish Cast



Rafael Amaya
star of Telemundo's highly
successful[iii] *Señor de los Cielos*
TV series



Mauricio Ochmann
Rafael Amaya's co-star on
Señor de los Cielos



Kristyan Ferrer
Films *Sin Nombre, Guten Tag, Ramón,*
and *600 Miles*



Carlos Alazraki
Mexican talk show host



Kat McNamara
Shadowhunters



Carlos PenaVega
Nickelodeon series *Big Time Rush*



Alexa PenaVega
Spy Kids film series



Edy Ganem
Lifetime series *Devious Maids*

EXECUTIVE TEAM



Mychal Simka, Producer: Mychal Simka grew up in Anaheim, California, where he was greatly inspired by Walt Disney. As an adult, he has come to work in the animation industry Disney pioneered. Mychal is the writer, director, and producer of "re-versioned" animated features, meaning he takes movies produced abroad in non-English languages and adapts them for American audiences primarily through editing and rewriting dialog. In the past, Mychal produced three to four feature-length animated films for the home entertainment market annually in cooperation with Lionsgate and partner Grindstone Entertainment. His production company, Simka Entertainment, provided the scripts, celebrity voice talent, original songs, and music score. He wrote, produced, and directed the company's last four animated films and currently has two animated pilots in production. Fluent in five languages, Mychal has worked with clients and partners around the world, casting films for producers such as Lars von Trier and consulting for special functions like film festivals and private events. He recently also acquired a state-of-the-art music recording facility and has started producing original songs with the actors of his films.

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Use of Proceeds

Funding from this campaign will be used to create the deliverables required for distribution in the U.S., UK, Canada, Mexico, and South America and fund marketing the project to cable, pay-per-view, premium video-on-demand, and DVD buyers in those markets.

If the minimum $200,000 is raised, proceeds will be spent mainly on production costs ($80,000) and marketing ($42,500). If the maximum $500,000 is raised, proceeds will be spent mainly on marketing ($201,500), production costs ($100,000), and related party debt ($100,000).



Projected Expense Breakdown by Amount Raised
$500,000 Raised
$200,000 Raised
$-
$100,000
$200,000
$300,000
$400,000
$500,000
Production Costs
General Marketing
Insurance
Deliverables
Third Party Debt
Intermediary Fees
Legal
Accounting
Related Party Debt

These financials have not been subjected to financial review

Marketing

Bravo Bunny goes beyond the normal requirements for a producer of foreign animated films by contracting and coordinating with the stars for television interviews and extensive social media campaigns. Almost all the stars involved in *Adventures of Bunny Bravo* are contractually required to post several times to each of their social media pages, including YouTube, Twitter, Vine, Instagram, and Facebook, as well as make appearances for TV interviews and live events such as DVD release parties. Together with his publicist, Mychal utilizes these obligations strategically to potentially gain the maximum benefit for the overall sales of the film. Furthermore, based on the success of Mychal's first and only other film released in English and Spanish (*Un Gallo Con Muchos Huevos*, which made over $9 million[iv]) Mychal hired Rafael Amaya, star of Mexico's popular TV series *Señor de los Cielos*, to play the lead role. Amaya is also under obligation to do interviews and other publicity.

Anticipated Distribution Schedule


September 2017
Begin Editing Film Trailers and Ads
October 2017
Rights Clearance Errors & Omissions Insurance
February 2018
Launch Parties in U.S. and Mexico
Feb-Mar 2018
Social Media Ads, Mass Media Interviews
Mar 2018
Direct Marketing to Fan Base
September 2017
Begin Rights Sale Negotiations
February 2018
Release on Cable & Pay-per-view
Mar 2018
Release on Premium Video On Demand iTunes, Amazon, Hulu, Netflix
April 2018
Release on DVD

INDUSTRY AND MARKET ANALYSIS

The U.S. is the largest player in the media and entertainment industry, making up one-third of the global industry, or $603 billion in 2015. The U.S. media and entertainment industry is expected to grow to $720 billion by 2020.[v] The global film industry, one of the subsectors of the media and entertainment industry, is predicted to rise from about $38 billion in box office sales in 2016 to $50 billion in 2020.[vi] The U.S is the leading film market worldwide with over $10.14 billion in gross box office revenue in 2016. China is the second largest film market with over $7.46 billion in gross box office revenue in 2016.[vii] In terms of ticket sales, however, the U.S. is the third largest film market, selling about 1.2 billion tickets in 2016, lagging behind China (1.25 billion) and India (2.3 billion).[viii]

Digital home entertainment has not only gained momentum recently but has also surpassed box office revenue. In 2015, U.S. electronic home video revenue was approximately $11 billion, whereas U.S. box office revenue was about $10 billion.[ix] This gap is expected to widen in the next few years as U.S. electronic home video, fueled by streaming content, is expected to grow to $17.19 billion in 2020. China will see the strongest growth, with a 31.3% compound annual growth to reach revenues of $3.11 billion in 2020.[x]


Electronic home video revenue eclipsed the box office in 2015...
In the home
$11 billion
Box office
$10 billion
...and the gap is expected to widen even further to 2020
#PwCOutlook

The global animation industry was valued at $244 billion in 2015 and is growing at an estimated rate of 5%.[xi] Some of the major players in the industry include the U.S., Canada, Japan, France, Britain, and Germany. The top three animated films of all time by worldwide box office revenue are *Frozen* (over $1.2 billion), *Minions* (over $1.1 billion), and *Toy Story 3* (over $1 billion).[xii]

COMPARABLES

Un Gallo Con Muchos Huevos: Known as *Huevos: Little Rooster's Egg-cellent Adventure* in English, this animated film was produced by Simka Entertainment and released in 2015. The movie is about a young farm rooster named Toto who dreams of being the greatest fighting cock in his village. After a rogue rancher deceives the farm owners into a bet on a cockfight, Toto must train to defeat the champion cockfighter to save the farm and its inhabitants. The film grossed over $9 million at North American box offices and over $16 million at foreign box offices.[xiii] The film was distributed in Mexico by Videocine, a subsidiary of Televisa, and in the U.S. by Pantelion Films, which is a joint venture between Televisa and Lionsgate. In Mexico, the film was the top-grossing local release of 2015.[xiv] Screened in the U.S. in Spanish with English subtitles, the movie was the first Spanish language-animated film to be wide released in U.S. theaters.[xv] The movie was released in the U.S. during Labor Day weekend 2015 and subsequently brought in approximately $4.4 million over the four-day holiday, despite being screened in less than 400 theaters.[xvi] The movie cost an estimated $5.3 million to produce.[xvii]

Un Gallo Con Muchos Huevos official trailer available here.

Wings: This animated film was produced by Simka Entertainment, Grindstone Entertainment Group, and Touch FX Animation Studio. The movie was released in the U.S. in 2013, where it was distributed by Grindstone Entertainment Group, a subsidiary of Lionsgate. The movie is about a young aircraft fighter named Ace that receives his acceptance letter to take part in a prestigious airshow competition a few weeks before the big show. Determined to be the next champion, Ace (voiced by Josh Duhamel) ventures out to find and train with Colonel, a legendary retired aircraft fighter. As training begins, Colonel sets a very disciplined schedule, teaching Ace new aircraft tricks and speed tactics. However, lurking in the wings of the flight training camp is Cyclone. Cyclone sets up an evil plan, using Windy (voiced by Hilary Duff) as bait, to distract Ace and make sure that he (Cyclone) will be the next airshow champion.

Wings official trailer available here.

Birds of Paradise: Produced by Simka Entertainment and Manos Digitales Animation Studio, *Birds of Paradise* was released straight to video in 2014. The animated movie follows an ordinary sparrow named Jack (voiced by Drake Bell) who wishes he could be more exotic and vibrant like his friends. When a coincidental accident involving colorful paint changes the way he looks, Jack is thrilled about his new appearance. Little does he know that his new look will soon lead him down a path of mistaken identity, adventure, and danger. Jack and Aurora (voiced by Ashley Tisdale), a beautiful yellow canary, will need to rely on each other as their case of mistaken identity leads them on a thrilling adventure. The film was distributed by Grindstone Entertainment Group, a subsidiary of Lionsgate.

Birds of Paradise official trailer available here.

Delhi Safari: Produced by Krayon Pictures, *Delhi Safari* was released in 2012. The animated film is about a leopard cub, a monkey, a bear, and a parrot whose forest is on the verge of destruction by humans. The animals undertake a journey to save the forest while asking pertinent questions about mankind and animals co-existing. The film featured the voices of Christopher Lloyd, Jane Lynch, and Vanessa Williams.
The movie was distributed by Anderson Digital, Applied Art Productions, and KVH Media Group. The movie made over $2 million at the international box office.[xviii]

Delhi Safari official trailer available here.

MYCHAL SIMKA'S FILMOGRAPHY

Elephant Kingdom (2016): starring Patrick Warburton, Cary Elwes, Mikey Bolts, Garrett Clayton, Alexa PenaVega, Carlos PenaVega, Ambyr Childers
The Giant King (2015): starring Bella Thorne, Russell Peters, Carlos PenaVega, Meg DeAngelis, Gregg Sulkin, Mark Steines, Romeo Lacoste
Huevos: Little Rooster's Egg-celent Adventure (2015): starring Jay Mewes, Jon Heder, Zachary Gordon, Amber Montana, Alyson Stoner, Meredith O'Connor, Leon Thomas, Lil Romeo, Garrett Clayton, Olivia Grace, Mark Silverman, We The Kings, Talon Reid, Brizzy Voices
Frog Kingdom (2015): starring Cameron Dallas, Rob Schneider, Bella Thorne, Drake Bell, Gregg Sulkin, Brandon Hudson, Savannah Hudson
I Am Here (2015): starring Kim Basinger, Peter Stormare, Jordan Prentice, Sebastian Schipper, Theresa Bischoff
A Mouse Tale (2014): starring Miranda Cosgrove, Jon Lovitz, Jon Heder, Cary Elwes, Drake Bell, Tom Arnold, Brandon Hudson, Savannah Hudson, Gregg Sulkin, Dallas Lovato
Wings: Sky Force Trailers (2014): starring Josh Duhamel, Hilary Duff, Russell Peters, Rob Schneider, Jesse McCartney, Tom Skerritt
Birds of Paradise (2014): starring Ashley Tisdale, Jon Lovitz, Ken Jeong, Drake Bell, Dallas Lovato, Jane Lynch, Keith David
The Little Penguin: Pororo's Racing Adventure (2014): starring Jon Heder, Anthony Anderson, Rob Schneider, Jay Mohr, Jerry Traynor
Snowflake, the White Gorilla (2013): starring Ariana Grande, David Spade, Jennette McCurdy, Christopher Lloyd, Dallas Lovato, Nathan Kress, Keith David
Wings (2013): starring Josh Duhamel, Hilary Duff, Rob Schneider, Jesse McCartney, Tom Skerritt
Delhi Safari (2013): starring Jane Lynch, Jason Alexander, Cary Elwes, Christopher Lloyd, Vanessa Williams, Brad Garrett

Legend of Kung Fu Rabbit (2013): starring Michael Clarke Duncan, Jon Heder, Tom Arnold, Rebecca Black, Claire Geare

Security Type: Revenue Participation Rights
Round Size: Min: $200,000 Max: $500,000
Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors (along with any others who purchase revenue participation rights in this offering, future offerings, or previous offerings) 100% of the Company's adjusted gross proceeds up to the repayment amount of 125% of their investment, and 50% of any remaining adjusted gross proceeds thereafter

[i] http://www.boxofficemojo.com/movies/?id=ungalloconmuchoshuevos.htm

[ii] http://www.boxofficemojo.com/movies/?id=ungalloconmuchoshuevos.htm

[iii] http://www.broadcastingcable.com/thewire/telemundo-super-series-el-se-or-de-los-cielos-delivers-highest-rated-premiere-network-history-among-total-viewers/155068

[iv] http://www.boxofficemojo.com/movies/?id=ungalloconmuchoshuevos.htm

[v] http://www.prnewswire.com/news-releases/pwcs-entertainment--media-outlook-forecasts-us-industry-spending-to-reach-720-billion-by-2020-300281287.html

[vi] https://www.statista.com/topics/964/film/

[vii] https://www.statista.com/statistics/252730/leading-film-markets-worldwide--gross-box-office-revenue/

[viii] https://www.statista.com/statistics/252729/leading-film-markets-worldwide-by-number-of-tickets-sold/

[ix] http://www.pwc.com/us/en/industry/entertainment-media/publications/global-entertainment-media-outlook/cinema.html

[x] https://www.pwc.com/gx/en/industries/entertainment-media/outlook/segment-insights/tv-subscription-and-licence-fees.html

[xi] http://www.researchandmarkets.com/research/834drm/global_animation

[xii] http://www.the-numbers.com/box-office-records/worldwide/all-movies/cumulative/all-time-animated

[xiii] http://www.boxofficemojo.com/movies/?id=ungalloconmuchoshuevos.htm

[xiv] http://variety.com/2016/film/global/mexico-box-office-record-high-1201696116/

[xv] http://www.cartoonbrew.com/feature-film/mexicos-un-gallo-con-muchos-huevos-surprises-with-a-top-10-u-s-bow-118734.html

[xvi] https://www.daytranslations.com/news/world-and-language-news/business/2015/09/un-gallo-con-muchos-huevos-is-the-labor-day-box-office-winner-26844

[xvii] http://www.boxofficemojo.com/movies/?id=ungalloconmuchoshuevos.htm

[xviii] http://www.the-numbers.com/movie/Delhi-Safari#tab=summary

Exhibit C

Financing Agreement

FINANCING AGREEMENT

The following agreement (the "**Agreement**"), dated as of _____, 2017, sets forth the understanding between Bravo Bunny LLC ("**Producer**"), on the one hand, and _____ ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "The Adventures of Bunny Bravo" (the "**Picture**"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. <u>Financier Funds</u>.

      1.1   Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with _____ Dollars ($_____) (the "**Financier Funds**"), which Financier Funds will be applied toward the production budget of the Picture.

      1.2   Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**"). Financier acknowledges and agrees that in addition to Additional Financiers that may finance the Picture after the date of this Agreement, the Producer has raised over $200,000 in Additional Equity Funds prior to the date of this Agreement and that the third party equity financiers who provides such funds shall constitute Additional Financiers under this Agreement and shall dilute the Net Proceeds available for distribution to Financier.

2. <u>Adjusted Gross Proceeds</u>.

      2.1   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

          (i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred twenty five percent (125%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred twenty five percent (125%) of the Additional Equity Funds; and

          (ii)   following such time, if ever, as Financier has recouped an amount equal to one hundred twenty five percent (125%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred twenty five percent (125%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Producer ("**Producer's Net Proceeds**"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

      2.2   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, merchandising or from any other sources

derived from the Picture, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3.   Copyright.   As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4.   **Risk of Investment.**   **Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Form C Offering Statement, a copy of which has been made available to the Financier.**

5.   Control.   As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6.   Financier's Representations, Warranties and Indemnities.

        (a)   Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier's ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those described in Paragraph); (iv) Financier has obtained, to the extent Financier deems necessary, Financier's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier's financial condition and investment needs; (v) Financier and/or Financier's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier's satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

        (b)   Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

        (c)   The provisions of this Paragraph 6 will survive termination of this Agreement.

7.   Producer's Representations, Warranties and Indemnities.

        (a)   Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

        (b)   Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

        (c)   The provisions of this Paragraph 7 will survive termination of this Agreement.

8.   Publicity.   Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9.   Assignment.   Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10.   Notices.   Any notice required or permitted to be given under this Agreement shall be in writing

and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to Louis A. Bevilacqua, BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, fax 202-869-0888, email info@bevilacquapllc.com.

11.   Miscellaneous.

(a)   It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

(b)   The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

(c)   Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

(d)   This Agreement shall be governed by the laws of the State of New York applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of New York, County of New York to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

(e)   This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

(f)   In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g)   Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h)   In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent

4

necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

(i)   This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

_____   [FINANCIER]

By:_____   By:_____
   Authorized Representative   Authorized Representative

Exhibit D

Video Transcript

Simka Entertainment Pitch Transcription

Mychal Simka

Hey guys, it's Mychal Simka here. I'm a producer of animated featured films like Wings, Birds of Paradise, and Un Gallo con Muchos Huevos. I made a dozen of them so far for big studios like Lionsgate and Pantelion. They've earned tens of millions of dollars and I have had a blast working on them. I get to work with talent like Ariana Grande, Bella Thorne, Cameron Dallas, Rob Schneider, Josh Duhamel, Miranda Cosgrove of iCarly, David Spade, Ken Jeong, and many many more. Now I'm here to tell you about the future of the animation industry. Every industry goes through changes, and animation is no different. If you want to talk to grandma, you don't send a telegram, you send an email or you just pick up the phone. And if you want to distribute your cartoon, you no longer have to go to a major film studio, you just have to get it to all the outlets with an effective marketing campaign. Adbuys, based on real test results, online campaigns, and appearances on news and talk shows.

Interviewer

We're talking about a mouse tale, which is the new movie you're in. You play Sebastian

Dallas Lovato

Hi, I'm Dallas Lovato

Mychal Simka

I'm Mychal Simka

Drake Bell

And I'm Drake Bell, and you're watching Celebrity Bytes on SN TV

Reporter 1

June 30th, June 30th - it will be available on DVD, digital HD. Make sure you check it out, and we'll see you guys all next time on Pop Trigger.

Reporter 2:

You direct her right

Mychal Simka

I do, yeah

Reporter 2

So, you directed her

Mychal Simka

I directed her, I wrote it and directed it.

The two films I'm here to talk to you about are the first of their kinds. One in English, and one in Spanish. We paid for the entire production ourselves, and after two years, they're finally ready for marketing and distribution. The animation is a hundred percent complete, but we still need your help. First up, there's Un Conejo de Huevos, starring Rafael Amaya, in his first lead role in an animated film, Mauricio Ochmann, Carlos Alazraki, Carlos Penavega, Alexis Penavega, Kristyan Ferrer, Cheeky Baby, Edy and Oscar Ganem, and Rubi Molina. And for our English speaking audience, we have Adventures of Bunny Bravo, starring Kat Mcnamara, star of the hit free form show Shadow Hunters, Greg Sulkin, Bobcat Goldthwait, Cheri Oteri, Steve Guttenberg, Jason Mewes, Drake Bell from Drake & Josh, Amber from the Haunted Hathaways, Mikey Bolts and Amanda Steele from YouTube. For the first time ever, because of certain laws that were passed just last year, anyone can become part of the animation industry. If just five thousand people invested a hundred dollars, we'll have enough for a marketing and distribution campaign, get this in front of millions of people worldwide. This is your chance to be part of the animation industry, and it's a pretty fun industry to be in. But don't take my word for it; this is what some other guys had to say.

Rob Schneider

Hi, I'm Rob Schneider

Alexis Penavega

My name is Alexis Penavega

Drake Bell

Hi, I'm Drake Bell

Brandon Robinson

This is Brandon Robinson

Bella Thorne

The first time I met Mychal, I'm pretty sure it was on Shake it Up when he tried to sneak in and grab photos of Zendaya and I at lunch - little paparazzi action.

Dallas Lovato

Now look at him, he's one of the most amazing directors and producers that I have ever met.

Russell Peters

Big and Lovable

Leon Thomas

Simka Entertainment

Steve Guttenberg

Simka Entertainment

Gregg Sulkin

Simka Entertainment

Dallas Lovato

Simka

Garrett Clayton

Working with Myk

Leon Thomas

-has been absolutely amazing

Steve Guttenberg

really has the heart in the right place

Meredith O'Connor

I'm so stoked to be a part of Simka productions

Mikey Bolts

Thank you guys for letting me be a part of this awesome project

David Spade

Teacher's pet

Amanda Steele

It was really cool to do this process

Hilary Duff

and something as positive as this

Ashley Tisdale

It's always so much fun

Josh Duhamel

Fly boys for life

Meg DeAngelis

I thought it was really cool working on an animated film; I have never done anything like it before

Jon Lovitz

Doing it pretty much since I started

Jane Lynch

One of the most fun things I get to do in a day

Gregg Sulkin

Use your voice, rather than your eyes or your facial expressions

Keith David

It's your voice that has to carry all the emotion

Rob Schneider

That's the fun of it

Joe Heder

You have to use your imagination a lot

Jeannette McCurdy

Imagination is one of the most important things

Ashley Tisdale

Can we state one of them?

Drake Bell

Wait, what does a bird sound like when it's flying?

Cameron Dallas

You have to like get in your zone, and be like goofy and funny in your chair

Ariana Grande

I definitely think that goofiness is helpful

Ken Jeong

I think what I love about voiceovers is that you have the freedom to experiment

Bella Thorne

The awesome part is I would sit with Mykal all day and just chat and joke, as we're doing these voices in these scenes

Alexis PenaVega

Here's what's great, when you have someone who wants to make a quality project. They're not just wanting to throw something together very quickly. It's somebody who cares about the integrity of the film. You end up with something really incredible at the end of the day, and something you feel proud to be a part of.

Hillary Duff

Fly boys for life? How about fly girls for life

Exhibit E

Webinar Transcript

The Adventures of Bunny Bravo Webinar

Bill: Hey everyone, this is Bill Clark with Microventures and also First Democracy VC, which is our funding portal partnership with Indiegogo. Today, I have Mychal Simka and Bart Baker, who are the producers of *The Adventures of Bunny Bravo* with us. Today, they are going to talk about the movie and the journey from this movie and also the investment opportunity. So, I'm going to turn it over to them in just a minute. One thing I wanted to talk about first is if you have any questions, this is definitely meant to be interactive and we want that. You can use the gotowebinar control panel, which I believe is on the right-hand side of your screen to ask your questions at any time. That's going to come to me, and then at the very end, once they're done, I will start asking them those questions. Ask them at any time; you don't have to wait until the end, and then, they'll just get in the queue. Right now, there are still 27 days left to invest, and they've raised 118,000 of the 200 minimum goal, and the max goal is 500,000. So, there're lots of opportunities to invest. With that, I will turn it over the Mychal and Bart, and thanks guys for joining us today.

Mychal: Hey guys, great to have you here. If you've already invested, thank you very much; welcome aboard. If you're here to check it out, then, I hope we can answer all of your questions and that you'll join us soon. I'm Mychal Simka, and this is Bart.

Bart: Hey guys, what's up. This is Bentley.

Mychal: Bentley. We decided to start answering your questions here, whatever you got. You can't stump us. Well, maybe you can.

Bart: You might be able to stump me. You can't stump him.

Mychal: Well, we'll see. See how it goes.

Bill: Mychal, do you just want to talk a little bit about your background and the history of these types of films that you've been making?

Mychal: For sure. I've made 14 films. Most of them have been in English. They're animated films; all of them are animated films. We did one of them in Spanish. So, 14 in English, one in Spanish. The majority of them, over 90% of them, have been distributed by Lionsgate, and mostly to home video. All of them have been profitable, so this is something that most producers can't say. They say they made a good movie; they say they made a relevant movie, an interesting movie, but they can't say that they've made all movies that made money. I think that's kind of an important thing. Most people in Hollywood, I think, by the way they talk, would disagree. So that's sort of the difference. I tell people that what excites me about Hollywood is that I focus on the most boring aspect of the most exciting business in the world. The numbers are what excite me. That's how I came up with the business model, which I call the Power Rangers model because I stole if from Haim Saban who made the Power Rangers in the late 80s. He went to Japan; he found a series that they were unable to sell outside of Japan and bought it for very little money. I mean, he probably didn't even pay up front at that point. It was a show that they couldn't sell. He took it back to America. He cut out all the scenes which had Japanese actors' faces on it, and then got American actors and had them do the same thing, piece it back together, call it the Power

Rangers, and put it out as an American show. I was a little too old for Power Rangers, but my little brother was obsessed with it. He was just like Power Rangers this; he had every toy, and it was like, wow, this can be done from a foreign show. Just tweak it a little bit. I thought if you could do that with a TV show, a live-action show, you sure as heck can do it with animation because you don't have any foreign actors' faces in it, right? The only problem you can have is that foreign stories work differently than American stories. With a foreign-- like you watch a Russian movie or a French movie or whatever. The pacing is a little bit slower; the music works different, and it's fine for them, but it doesn't work for American audiences. What I need to do is I take those cartoons, and I cut them up into a thousand little pieces. Then, I put it back together like a puzzle, and I put a new story, and it'll be an American story. There's a hero, and he has this goal that he wants to accomplish, and he goes on this journey. He thinks all is lost, and he falls in love along the way. Just the typical American story. Then, we write a script with new dialogue and new jokes. I hire famous American actors, and we put it out as an American product. By doing this, we are able to create something that would cost us ten, twenty, thirty million dollars here in the U.S. for less than a million dollars. That's why all my movies have been profitable. It's not that my movies have made so much more than other movies, it's just that we spent so much less. They have, in cases, made more than other movies. *Un Gallo Con Muchos Huevos*, the one we did in Spanish, actually made over $30 million dollars. That's why we said we have to make this one in English and Spanish, because the Spanish market, we think, is just the most underserved market around. I mean, family entertainment, an animated film in Spanish. The film-going habits of the Latino community is so strongly weighted to the families that go to the movies and then pick the movie when they get there. They don't wait for two months for something to come out. It's not like going to see Star Wars or Harry Potter or whatever. They go; they take the whole family out; it's a family experience. When they see there's a cartoon in Spanish called *Un Conejo de Huevos*, that's just it, right? If it goes to theaters, that's how that would work. But it also works for streaming; it works for VOD; it works for buying DVDs. Basically, they see it as an event, something that they can do with their family, and that's why we're really excited about the Spanish part. It's a lot of aspects of it.

Bill: Great, thank you for that. Next question is: "You are working with Lionsgate in the past. Why did you decide to go off on your own for this one and make it by yourself?"

Mychal: Yeah, great question. Being at Lionsgate, it was like having a wealthy father who said, "You don't have to move out. Even when you're 19, 20, 21, 27. You can just stay here, and we'll pay for your food and we'll pay for your car and you can go and date whoever you want." At some point, I want more than just that. Basically, they helped me pay for whatever I want. If I wanted to hire this actor, Ariana Grande, sure, they gave me the money to do it. If I wanted to buy this movie from Korea or Russia, sure, they gave me the money to do it. If I needed more money for production, I got it. Whatever I wanted, I got. But they also kept all the money in the end. I mean, I basically got enough to keep working. I made 14 movies and it was great. I met a lot of great people, and I wouldn't know Bart if it wasn't for that. I was working on a Lionsgate movie when we met. All the actors; I'm very appreciative of it. But at some point, I want to make the lion's share, you know, they took the lion's share. They're Lionsgate, but we want the lion's share now.

Bill: Okay, great, thank you. Another question kind of relates to that: "Will you expand on the rollout strategy with each geography and the challenges you face without Lionsgate?"

Mychal: "Yes. The challenges for delivering a movie like this...first, I would say, is the DVD market has dwindled. That's a challenge, not just for us. It's a challenge for Lionsgate because Walmart doesn't have a big DVD section anymore. They barely have any DVD there. K-mart, Target...if we're going to sell DVDs, it's going to be on Amazon, the direct consumer. So, that's the biggest difference. I saw that Lionsgate is working with new partners on these types of movies now, and they're not nearly as good as ours. Anyways, the new partner films that they're doing-- they're working with like Google Play; they have an exclusive deal for releasing movies through Google. I've seen that through another couple studios doing that. Obviously, that's a little bit new. I don't know the financial model of that. But the tried and true financial models that will still apply to ours will be direct consumer DVDs that they can buy off of Amazon or Walmart.com and things like that. We're going to have a lot of pre-sales and charity tie-ins. We're going to do a charity event where Bart and I are both planning to give a substantial amount of our personal income from this to charity. We're going to incorporate that into DVD sales. Aside from that, there's Redbox, which is in every supermarket now, and we plan on getting a deal with them. That's good for a few hundred thousand, usually. That's what it was from my previous films. Netflix deals are worth another few hundred thousand. That's what it was historically, at least for us. Then there's all kinds of other VOD and SVOD. Window is small; planning to do a short, theatrical run. At least enough to get us in **--inaudible--** goods. It's a little bit of a trick. If you put your film in ten theaters, five have to be in specific cities, and five can be anywhere, then that qualifies you-- because all the video-on-demand like Time Warner Cable and DirectTV, all these on-demand channels for the different cable and satellite providers, they have very hard and fast rules for how you get in the "in theaters" and "new releases" sections. Otherwise, you would just go into the archive, and no one ever sees you unless they search for you. So, it's really important for us to get there and to do that, we have to have five theaters in New York, LA, and three other specified cities, and five theaters anywhere. If you do that for one week, at any time of the day, which costs us about twenty to twenty-five thousand dollars to do that, then we get it in the "in theaters". Historically, my movies that have gone on-demand have made over a million dollars, just from the on-demand piece. So, that is something we're definitely interested in doing. Whether we do a long, theatrical release, that's another story. But the on-demand piece has been really nice for our movie because that's the type of thing that families sit down on a Sunday or on a Saturday, and they say, "What are we going to do? Well, let's look for a movie that we can watch with all the kids. Oh wow, it's only a few bucks, rather than $10 each. We have a family of six or seven; it's a good bargain." Our films have done really well, and I think the Spanish version of this especially will do well on the on-demand. Beyond that, we also have foreign sales. We have the Mexican market, which obviously is going to be the exact same thing as the American market. You have DVD; you have TV; you have all the pay-per-view on everything or on-demand. We're probably going to just partner with a distributor and just sell it outright to like one company down there. Just give us whatever X number of dollars, and you can do that, and you keep all the cash. Depending on the offers we get, that might be the way we do it. Then, we'll do that with each South American territory as well, so we'll do that with Colombia and Argentina. There's a lot of them, so we'll try to sell each one and just say, "Take it. We'll sell it to you outright. Hope you make a lot of money. Just tell us how much you make so we can advertise that in the next one." But we'll allow those distributors

to make a handsome profit on it too. That will help for our publicity because going and trying to collect from foreign countries is just a real pain in the ass. I'm not going to fly down to Colombia and say, "Oh, you owe me X%. It sold more than you said." It's just a waste of time. Canada and UK will be the same. We'll just, most likely, sell it outright, with the exception of-- we can sell on iTunes and Amazon and places like that directly. We don't need a distributor down there, so we're going to look into that option too. Lionsgate never did that. This will be something new that we're doing. But if it looks like we can sell to South America...50,000 downloads in Spanish on our own, we'll do the math. 500,000- if we're not getting at least that from a distributor who wants to just take it off our hands down there, then maybe we'll just do it on our own. This is all things that we have to test with our marketing, and we'll know a few weeks into it, how well things like that does.

Bill: Okay, great, thank you. Alright, Bart, you've got a question here.

Bart: Okay.

Bill: You've been quiet, so we've got one specifically for you. Bart, why have you decided to executive produce this project? Also, do you think fans becoming investors is the next stage in the evolution of the film industry?

Bart: Interesting. Well, I decided to executive produce this because I really believe in Mychal; I believe in the project. See **--inaudible--** before, his track record is pretty amazing if you look at it. To me, it was a no-brainer when he gave me the opportunity to come on board for this. Honestly, it's that simple. Everything I've seen so far looks amazing. I'm very confident in this film. One of the biggest selling points to me is the Spanish market as well like he's been talking about. Some of the numbers that I've seen from his previous films-- the Spanish markets crushed. I was like, "This is awesome; it's such a smart idea. I mean, we should be doing every single film into languages or even more maybe, at some point." So yeah, that's why I've already come on board for this one. The animation looks amazing also, which obviously helps. As far as the crowdfunding goes, I think that fans are finally at the point online, especially with Youtube, where they don't see funding and donating and helping out a creator as like, "Oh, you're selling out." They actually are now seeing that as, "We want to be involved; we want to help; we want to do whatever we can to help you." The cool thing is in return, now they're involved as well. So, I do think it's the future. I think it's a small group that's going to be obviously involved from every person's following. That being said, out of 16 million people, a small group can be large. So yeah, to answer that question, I do think it's going that way, and it's awesome.

Bill: Great, thank you. Alright, next question is around the timing of the launch. I know that on the offering page, you've got the anticipated distribution schedule. Do you want to just talk a little bit about that schedule, and where the film is right now? Another question was when the investors will be able to see the final film. So just talk a little bit about the distribution and how you plan on doing that for the next year.

Mychal: The planned distribution release date is Easter. It's a bunny movie, so it has to be on an Easter. Will that be a month before Easter or three weeks or two weeks or a month and a half or whatever it is, I think we need to do some research on that to see which exact week we should release it. As far as things before that, we can start selling it to foreign

territories and get some cash upfront from Colombia or Argentina or wherever. UK, Canada, we can get that. We'll obligate those distributors to release either after or on the same day that we do. We just won't send them the movie until that time so they won't be able to release it. Because piracy is a huge issue with something like this, especially for kids. It just gets out there one time; it's just one upload to the internet and oh, oh well! It's out there, and no one is ever going to pay for it now. I mean, they still will. They'll still buy it on on-demand and everything, but a little bit of a mystery and excitement is gone when that happens. Pirates of the Caribbean got pirated before they even came out in the theaters. It's like wow, that movie spend $200 million. I can't even imagine, and the movie tanked because of it.

Burt: It's crazy.

Mychal: So, we're really keeping things under wraps. We've shown some animation clips, some characters, and whatnot. On the private investors' group, we'll probably show a little bit of the dialogue and stuff, just so you can hear the actors. We'll show them the behind the scenes, and obviously, if people are in LA, hit me up. We can show you some stuff, but as far as putting anything on the internet, that's not going to happen anytime soon. As far as other streams of income before the actual official release date, there's a lot of ideas. How many of these things we're going to do? I don't know, but of the things that I'm thinking of doing, depending on the marketing budget that we raise here, I'm thinking about doing two events-- one tied in with the charity. Bart and I were really inspired after the events of the Ariana Grande concert. I'm friends with Ariana- she was in one of my first movies. She raised like $5 million for the charities out in Manchester. I wanted to give away a substantial amount of my personal income from this and from future projects to children's' charities. We want to have an event around that, and Bart follows suit as well. We're both doing that; it's something we really believe in. We're all about the kids. They're the ones that basically make it so we can do what we do, right? If they weren't buying our movies or their parents weren't buying our movies, we wouldn't have jobs. That's something we wanted to do, the charity event which is going to drive the revenues. The way they're going to drive the revenues is we're going to pre-sell the movie. Even though the movie comes out next Easter, we're going to start pre-selling it sometime this fall. We'll be able to start collecting revenue on that. Another thing that I want to do is after this campaign, do Indiegogo, a non-equity campaign, just for perks. We're going to raise funds. We'll be giving away posters and DVDs when it comes out and plushy toys and board games and comic books and just like everything you can imagine around this and my previous movies. Skype's, all that, whatever works. All that money that we raise there, after expenses, is going into the pool of revenue. That means, as soon as we do the next campaign, the money that comes from that will go into paying back the investors from this campaign. Correct me if I'm wrong Bill, but I don't think--

Bill: Oh hey, let's not...I know where you're going with that, and I think that that's just great. But let's not talk too much about that whole strategy. It's a great strategy, and assuming it works, it could be very positive. But we don't want to forecast anything too far.

Mychal: Okay. So yeah, like I said, they're all just sort of options and plans that we want to do. Ideally, what I want to do, and this is just a plan, not a forecast...but what my main goal here is to get us in the black. Have all--

Bill: Wait, wait...wait. Don't, yes, by the end of the run.

Mychal: By the end of the run.

Bill: I know what you want to say, but let's not--

Mychal: --not say that.

Bill: Yes. This is Bill being the compliant and regulatory guy, so I apologize investors or potential investors. But obviously, there's risk that comes with movies, and Mychal and Bart are obviously in it to make sure that investors get their money back. They want to do that as soon as they possibly can. There's no guarantee that can happen, but as you can see, they have lots of ideas in how to help that. So thank you guys. Let's move onto the next question. I've got a bunch of them here, some really good ones. This should be a really quick, easy one: "What's the type of margin that you get on a DVD or an on-demand sale?"

Mychal: The way that it worked on DVD, like the Walmart deal, the wholesale purchase price that Walmart gave us at Lionsgate was somewhere over $9. They sold it for up to $15, but that was like the first couple of weeks, and then they sold it for like $10. They sold it for $12 sometimes, so it varied. But the wholesale price was always the same. It was always like just under $10, like $9.84. So, roughly, $10. We had to print the DVDs as well, which with all of that, that came out to like a buck. You're looking at like $9 a DVD, and then iTunes has a...what's the percentage on iTunes?

Bart: iTunes takes 30...percent.

Mychal: 30% on iTunes. Amazon is a little better, and then you mentioned the on-demand. On-demand works basically...they give you an upfront just to lock it in, which is called an MG- a minimum guarantee. Then, you get a percentage of revenue after that. The percentage of revenue on that is comparable to iTunes. That fluctuates, it depends on who your rep there is and whatnot. You can get a worse or a better deal, but comparable to iTunes.

Bill: Okay, great. Thank you. Next question is I think just a clarification: "You built two starting casts for your film, and the English and Spanish films have different names. It's almost like two different films. Is that accurate? This seems unique, obviously." Yes, this is unique. Do you want to just clarify this storyline and the difference between the two?

Mychal: The difference between the two is...we really targeted two different audiences, I think. With the Spanish cast, we targeted the stars of Mexican TV, specifically. Specifically, the telenovela stars. We got the Brad Pitt and Johnny Depp of Mexican TV, telenovela. The most successful novella ever: *El Senor de los Cielos*. It has better numbers than any novella in history from Mexico. The star of that, Rafael Amaya, he plays Bunny Bravo. The second lead in that show, Mauricio Ochmann, who is now the star of the second most popular telenovela, both on Telemundo, now he plays the dog, Tango in our movie. With the English version, I kind of went for the same kind of strategy that I did before. Well actually, let me finish with the Spanish one. The reason we went with the telenovela cast is because we think it's the moms who are going to be making these decisions. The moms are the ones

that are watching the novellas, so they know Rafael and Mauricio. We think that's something we want to test out with that. Maybe in English, we'll try putting soap opera stars, but what's worked with us in the past is like Nickelodeon stars and comedians and now Youtubers as well. That's really worked for me at Lionsgate. We might test the daytime TV market, but for now, we're just going with the proven thing that worked. Maybe on the second one, try the daytime stuff. But, I think in the Spanish, we want to go a little bit further and get even bigger stars than the last one."

Bill: Great, thank you. Next question. This is a great question Nancy: "What's the best way to help the project? If I've already invested, can I invest more? Am I allowed to tell other people?" I'll let you jump in on the 'can I invest more, how I can help'. One, you can invest more at any given time. You can just go in and click the button. There are limits and limitations based on your income and net worth, and you can plug that into the system and it will tell you how much you can invest. Then, are you allowed to tell other people? Absolutely, and you can retweet; you can share. Mychal, I'll kind of let you jump in and talk about all the different ways that you'd love people to help you because it's great to get-- that's part of the crowd is to help and **--inaudible--** move this thing forward.

Mychal: Yeah, if you guys, I mean everybody has a Facebook. The first thing you can do is just put the links to this webinar, the link to the investment page, the link to our twitters and Youtubes and Facebook accounts and *Bunny Bravo*'s obviously and *Un Conejo de Huevos*'. What you do on Facebook and Instagram, especially Facebook, but Instagram and Twitter as well. If you're part of any groups, church communities, any type of clubs, I think this kind of thing is just a great fit for topics of conversation because equity crowdfunding is so new. I think that this is going to be the way for investing for the future. I think this is really everything, and Bentley apparently agrees.

Bart: Bentley, come here buddy.

Mychal: Whenever you're talking to people about it, make sure to bring up puppies. It's a very good strategy.

Bill: Puppies are key. Puppies and babies. Next question is one that we really can't answer, but I'm just going to address it so everyone knows that we're not avoiding any questions, but there are some restrictions. One question is: "If you've had the same structure on your last film, what would the return have been to investors? Would they have made their money back, or would they have made more than a certain percentage or less?" I don't want you to answer this question. I know that you talked a little bit before about how a lot of your previous movies have been profitable, and we can look back and see the success of those, but this a completely separate deal. It's hard to really look at it and also because the other one was with Lionsgate. There's a lot of other factors that are involved in that, so it's tough to answer that question and stay within the guidelines of the regulatory pieces, especially with the SEC.
The second question on that is: "What do sales look like in year two, three, and four versus year one?" Mychal, you can't really go into any detail on that, but one thing that you could just talk about is obviously-- and maybe i'm just making an assumption but year one is probably going to be bigger than the others-- but is there kind of like a curve where you see most of it in the first year and it tails off? Not looking for anything specific, but do you wanna talk about typical trajectory?

Mychal: I can give three examples of how that curve has worked in the past. There's the typical curve that I'd say 80% of the movies experience, and that is a really big first month, slightly less big first three months, and then a slightly smaller first year. After that, it's mostly done in the first year, and maybe 20% of what it did in the first year will continue in the second year. Then, it continues that way, maybe 10% of what the first year did will be the third year. It's way lower. Then, we have two films that I wanna talk about. One is *Wings*- that's my second most successful movie aside from *Un Gallo Con Muchos Huevos*. *Wings* was only done in English, but it did several million dollars just in DVD. It did more in on-demand, but it actually stayed in on-demand, and then got expanded on on-demand, so it was in a featured section not in the "in theaters", but they just featured it. They just kept it on on-demand for like a year. It made more than the DVD; it made more than the Netflix; it made more than like everything just on the on-demand. It did really well on iTunes as well. It's not really certain why that one resonated so well with other audiences. It did have one composer. My friend from Spain, Ramón did the score on that, so I hired him for this. I thought maybe whatever magic we got from there, let's bring it over here. That one did a ton in the first year, and the second year did almost as much as the first year. Then, third year did half as much of those, but instead of this kind of drop like that, it was almost straight for a while, and then dropped. That was a really weird curve, a really nice weird curve. The other weird curve was *Snowflake, the White Gorilla*, which starred David Spade and Ariana Grande. Now, Ariana Grande did this movie right when *Honeymoon Avenue* came out, which was the title track to her first album that Leon in this movie produced, by the way. Grammy winning record producer. Fantastic. He has one of his songs in this movie. She did that right at the same time. In fact, *Snowflake* came out within weeks of her first album. She was blown up. It was great; we got a nice bump from that. But then, the next year, Ariana came out with another album which did better than her first album, and we got another bump from that. The curve went down and hopped back up and went down. It kind of followed Ariana Grande's career. Then, the third album, it did it again. Each time, it sold like 100,000 more DVDs. Whatever the number is, I don't know the specific number, but it was a lot. It was just sort of following her career.

Bill: Great. Thank you, that's really helpful. As of right now, this is the last question that we have unless anyone else has one, shoot it in right now. One question is "how often are the payouts, assuming there are payouts?" Actually, I tried to look through the Form C. I believe it is in there, so I don't know. It is something we can definitely address if you don't know it off-hand. But typically, we will do those quarterly or semi-annually assuming there is a payout. Do you remember Mychal?

Mychal: I think I remember; I do know what the standard is, and I'm hoping that this is the way it is. It's quarterly for the first year, and then, annually after the first year. Sometimes, the second year they will do semi-annually. I'm not sure how we have ours structured though. Lou and the finance team know better.

Bill: We'll look into that, and I can respond back to everybody in this webinar. Just know we can post it in the discussion board for everyone else so that they see it too.

Mychal: I'm pretty sure the first year is quarterly though. I do remember talking about that.

Bill: Great. Actually, a couple more questions rolled in. "How important is it to reach the 200,000 total investment goal versus the 500,000?" Do you wanna just talk a little bit about that?

Mychal: Sure, I mean, we want to do the whole thing. 500,000 instead of 200,000, so that's our answer. No, it is important that we get up to 500,000. Can we release this film with 200,000? Yes, we can, and that's why we set the minimum at 200,000. The production cost and the minimum marketing cost. Marketing: you could spend a dollar on market and get more power out of that than someone who doesn't know what they're doing when they spend $50. It's all about smart marketing and smart advertising and word of mouth and tying in things like the charities. Whatever it is that's going to take this film onto the success level that we need. But, I think if we raise the 200, I still plan to talk to my friends and family to say, "We wanted to get 500. Would you like to come in on equal terms to what our crowdfunding investors and the investors that came in before crowdfunding. My dad came in as well as a business colleague, they came in for 100,000 each. That's why if we did 500, it would be 700 total. But if we only raised 200 now, I do plan to talk to people along the way, and if someone wants to come in for another 100 or something, I'm not going to say no. You can. If they don't come along, we'll still be able to release it. We'll still be able to get a good marketing campaign. Not having the burden of trying to do things on such a **--inaudible--** budget would make sense on our first one. It will give us more chance of success, and it's in everybody's best interest to get it up to that 500,000, whether that be through crowdfunding or crowdfunding plus additional investments, which will be on the same terms as this.

Bill: Yep, okay. Perfect. That's it, that concludes the webinar. Thanks Mychal and Bart. That's as far as questions-- if anyone does have questions or if you're watching this after the fact on the site, you can just go to the discussion board and ask questions. Mychal's been great at responding to those pretty quickly. Feel free to do that. Again, we talked about the total dollars raised- 118,000 of 200, which is the minimum goal. We have 27 days left, it's tracking towards at least hitting that goal. Love for people to invest sooner rather than later, if they want to support this film. If you have any questions, just shoot them over to us, and Mychal's happy to answer them. Thanks everyone for joining, and Mychal and Bart, thanks for participating as well. It's been very educational. Any last words that you want to say before we end it?

Mychal: I was talking all the time so I'll let Bart-- but I'll just say thanks Bill, and thanks to everybody. I really appreciate your time.

Bart: Same thing. Sorry I didn't talk more, but he knew what he was talking about. That's why I'm the executive producer, and he's **--inaudible--.**

Bill: I'm getting some feedback here that you did a great job Bart, because people loved the puppy.

Bart: Heck yeah. If this one goes well, we'll do an entire film around the puppy too.

Mychal: That's it, that's where we're headed. But we've got to do it fast because he's growing so much. **--inaudible--**

Bart: --inaudible--. But, we can animate it, just based on him. **--inaudible--** We don't want him to grow. I've stopped feeding him so he'll stop growing.

--inaudible--

Bill: Thanks guys, thanks investors. Appreciate it. I'll talk to you later.

Mychal & Bart (Overlapping, some inaudible): Thanks guys, have a great day. Bye.